Filed by The Quaker Oats Company

                         Pursuant to Rule 425 under the Securities Act of 1933

                                      Subject Company: The Quaker Oats Company
                                                Commission File No.: 001-00012





This filing contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectation and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about future financial operating results and benefits of the pending merger between PepsiCo, Inc. and The Quaker Oats Company. Factors that could cause actual results to differ materially from those described herein include: the inability to obtain shareholder or regulatory approvals; actions of the U.S., foreign and local governments; the inability to successfully integrate the businesses of PepsiCo, Inc. and The Quaker Oats Company; costs related to the merger; the inability to achieve cost-cutting synergies resulting from the merger; changing consumer or marketplace trends: and the general economic environment. Neither PepsiCo, Inc. nor The Quaker Oats Company is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

We urge investors to read the Proxy Statement/Prospectus and any other relevant documents that PepsiCo, Inc. and The Quaker Oats Company have filed and will file with the Securities and Exchange Commission because they contain important information.

PepsiCo and Quaker Oats will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by PepsiCo free of charge by requesting them in writing from PepsiCo, Inc., 700 Anderson Hill Road, Purchase, New York 10577,
Attention: Secretary, or by telephone at (914) 253-2000. You may obtain documents filed with the SEC by Quaker Oats free of charge by requesting them in writing from The Quaker Oats Company, 321 North Clark Street, Chicago, Illinois 60610, Attention: Corporate Secretary, or by telephone at (312) 222-7111.

PepsiCo and Quaker Oats, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of PepsiCo and Quaker Oats in connection with the merger. Information about the directors and executive officers of PepsiCo and their ownership of PepsiCo shares is set forth in the proxy statement for PepsiCo's 2000 annual meeting of shareholders. Information about the directors and executive officers of Quaker Oats and their ownership of Quaker Oats stock is set forth in the proxy statement for Quaker's 2000 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when its becomes available.

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The following communication will be disseminated to employees of The Quaker Oats
Company in its Midday Electronic Newsletter.

PEPSI HAS HIGHER PRICE/EARNINGS (P/E) RATIO THAN COKE . . .Pepsi partisans have a lot to cheer about this year, investor publication Barron's reported today. The article reported Pepsi stock is up 38 percent to $48.82 per share in a rocky market and it is soon expected to hit another milestone -- a higher P/E than Coke's. Currently, Pepsi has a P/E ratio around 30 times projected 2001 profits of $1.65 per share, while Coke commands 31 times estimated 2001 earnings of $1.70 per share. Coke's shares have also fallen 8 percent this year to $53.50, way below its 1998 peak of $90 per share. Given the narrowing P/E gap, some investors are tempted to switch to Coke from Pepsi, but beverage analyst Bill Pecoriello of Sanford Bernstein, said Pepsi remains the better bet. The article noted that Coke is struggling in the U.S. Also, its global bottling network remains under pressure and it continues to be outmaneuvered by Pepsi in non-carbonated beverages, the source of virtually all the industry's growth. Pecoriello added that Pepsi now has the No. 1 water brand, Aquafina, the No. 1 iced tea, Lipton, and it will have the top sports drink, Gatorade, when it completes its purchase of Quaker Oats. The article also noted that while Coke is aiming to be more responsive to local tastes around the world, it risks cannibalizing its major soda brands. (Barrons/Dec. 18).

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The following communication will be disseminated to employees of The Quaker Oats
Company in its Midday Electronic Newsletter.

Q: In terms of the price Pepsi will pay for the acquisition of Quaker, how/when will the 10 random days be selected and what price will apply (high, low, avg., close)?

A: The ten random trading days will be selected by lot out of the thirty trading days ending on and including the third NYSE (New York Stock Exchange) trading day preceding the closing date. The average of the daily closing prices will be used for the ten random trading days that are selected as described above.